Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Financial Statements as of June 30, 2022

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	06/30/2022	12/31/2021

Current assets
Cash and cash equivalents	5(d)	57,780	102,569
Cash and bank deposits	5(d)	10,532	21,679
Financial instruments at fair value through profit or loss	5(d)	47,248	80,890
Financial instruments at fair value through profit or loss	5(c)	1,290,972	1,372,926
Accounts receivable	5(a)	45,324	44,316
Sub-leases receivable	10	1,500	-
Taxes recoverable		4,541	3,199
Other assets	6	10,689	4,193
Total current assets		1,410,806	1,527,203

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	5,701	8,593
Accounts receivable	5(a)	20,042	19,368
Sub-leases receivable	10	1,960	-
Taxes recoverable		62	80
Deferred taxes	18	6,226	4,970
Other assets	6	1,543	2,011
		35,534	35,022

Property and equipment	8	13,087	14,294
Right of use - Leases	10	60,632	69,329
Intangible assets	9	1,600	1,157
Total non-current assets		110,853	119,802

Total assets		1,521,659	1,647,005

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of reais

Liabilities and equity	Note	06/30/2022	12/31/2021

Current liabilities
Trade payables		313	831
Deferred revenue	23	-	-
Leases	10 and 5(e)	23,218	22,304
Accounts payable	11	6,941	10,677
Labor and social security obligations	12	44,038	106,299
Taxes and contributions payable	13	17,990	23,762
Total current liabilities		92,500	163,873

Non-current liabilities
Leases	10 and 5(e)	55,724	63,240
Labor and social security obligations	12	274	-
Deferred taxes	18	4,203	5,016
Total non-current liabilities		60,201	68,256

Total liabilities		152,701	232,129

Equity	14
Share capital		15	15
Additional paid-in capital		1,382,038	1,382,038
Treasury shares	14(f)	(88,425)	(52,585)
Retained earnings		58,227	70,183
Other reserves		17,067	15,182
		1,368,922	1,414,833

Non-controlling interests in the equity of subsidiaries	7	36	43

Total equity		1,368,958	1,414,876

Total liabilities and equity		1,521,659	1,647,005

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of income For the six and three-month period ended June 30, 2022 and 2021

All amounts in thousands of reais unless otherwise stated

		Six months ended June 30		Three months ended June 30
Statements of Income	Note	2022	2021	2022	2021

Net revenue from services rendered	15	193,844	226,640	99,769	119,780

General and administrative expenses	16	(107,847)	(105,425)	(53,886)	(55,423)

Operating profit		85,997	121,215	45,883	64,357

Finance income	17	37,679	21,313	14,687	14,243
Finance expenses	17	(8,522)	(14,206)	(2,461)	(10,523)

Finance profit/(loss), net		29,157	7,107	12,226	3,720

Profit before income taxes		115,154	128,322	58,109	68,077

Income taxes	18	(23,450)	(27,903)	(11,711)	(14,671)

Profit for the period		91,704	100,419	46,398	53,406

Attributable to the shareholders of the parent company		91,709	100,419	46,400	53,406
Attributable to non-controlling interests		(5)	-	(2)	-

Basic earnings per share in Brazilian Reais		1.62	1.85	0.82	0.94
Diluted earnings per share in Brazilian Reais		1.61	1.85	0.81	0.94

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of comprehensive income For the six and three-month period ended June 30, 2022 and 2021

All amounts in thousands of reais

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Profit for the period	91,704	100,419	46,398	53,406

Other comprehensive income

Items that may be reclassified to profit or loss:

Foreign exchange variation of investee located abroad
Vinci Capital Partners GP Limited	(11)	(11)	27	(34)
Vinci USA LLC	(844)	(1,101)	1,242	(1,948)
Vinci Capital Partners F III GP Limited	4	(3)	33	(10)
GGN GP LLC	(8)	(5)	11	(21)
VICC Infra GP LLC	16	-	16

Total comprehensive income for the period	90,861	99,299	47,727	51,414

Attributable to:
Shareholders of the parent company	90,866	99,299	47,729	51,414
Non-controlling interests	(5)	-	(2)	-

	90,861	99,299	47,727	51,414

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of changes in equity For the six months ended June 30

All amounts in thousands of reais

		Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity

At January 01, 2021		8,730	-	-	10,491	-	19,221	15	19,236

Corporate reorganization	14(a)	(8,719)	8,719	-	-	-	-	-	-
Profit for the period		-	-	100,419	-	-	100,419	-	100,419
Other comprehensive income:
Foreign exchange variation of investee located abroad	14(d)	-	-	-	(1,120)	-	(1,120)	(5)	(1,125)
Capital increase	14(a)	4	1,392,370	-		-	1,392,374	29	1,392,403
Share based payments	22	-	-	-	1,642	-	1,642	-	1,642
Treasury shares bought	14(f)	-	-	-	-	(13,151)	(13,151)	-	(13,151)
Transaction costs from capital increase	14(b)	-	(18,056)	-	-	-	(18,056)	-	(18,056)

At June 30, 2021		15	1,383,033	100,419	11,013	(13,151)	1,481,329	39	1,481,368

At January 01, 2022		15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the period		-	-	91,709	-	-	91,709	(5)	91,704
Other comprehensive income:
Foreign exchange variation of investee located abroad	14(d)	-	-	-	(843)	-	(843)	(2)	(845)
Share based payments	22	-	-	-	2,728	-	2,728	-	2,728
Treasury shares bought	14(f)	-	-	-	-	(35,840)	(35,840)	-	(35,840)
Allocation of profit:
Dividends	14(e)	-	-	(103,665)	-	-	(103,665)	-	(103,665)

At June 30, 2022		15	1,382,038	58,227	17,067	(88,425)	1,368,922	36	1,368,958

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows For the six months ended June 30

All amounts in thousands of reais unless otherwise stated

	Six months ended June 30
	2022	2021
Cash flows from operating activities

Profit before taxation	115,154	128,322
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	7,258	6,640
Investment income of financial instruments at fair value through profit or loss	(31,941)	(17,009)
Share based payments	2,728	1,642
Financial result on lease agreements	4,661	6,121
	97,860	125,716
Changes in assets and liabilities

Accounts receivables	(1,682)	(12,161)
Taxes recoverable	(1,324)	799
Other assets	(6,028)	3,618
Trade payables	(518)	(694)
Deferred revenue	-	-
Accounts payable	43	(685)
Labor and social security obligations (*)	(61,988)	12,685
Taxes and contributions payable	(1,571)	(375)
	(73,068)	3,187

Cash generated from operations	24,792	128,903
Income tax paid	(29,603)	(33,260)
Net cash inflow from operating activities	(4,811)	95,643

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(1,160)	(2,112)
Purchase of financial instruments at fair value through profit or loss	(69,856)	(1,396,483)
Sales of financial instruments at fair value through profit or loss	186,643	60,722

Net cash (outflow) from investing activities	115,627	(1,337,873)

Cash flows from financing activities
Proceeds from the issuance of shares	-	1,392,403
Transactions costs paid	-	(18,056)
Treasury shares acquisition paid	(37,062)	(9,055)
Lease payments, net of sublease received	(11,358)	(9,072)
Dividends paid	(104,153)	(116,357)
Net cash (outflow) from financing activities	(152,573)	1,239,863

Net increase (decrease) in cash and cash equivalents	(41,757)	(2,367)

Cash and cash equivalents at the beginning of the period	102,569	83,449

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	(3,032)	(1,113)

Cash and cash equivalents at the end of the period (Note 5d)	57,780	79,969

Non-cash financing activities

Dividends declared and not yet paid until June 30, 2022 and 2021 were R$ 4,363 (Note 11) and R$ 6,833, respectively.

(*) Since 2021 Vinci has changed its dividends distribution policy and implemented a profit-sharing scheme to its employees and personnel responsible for asset management services, increasing the payment in the first semester of 2022 when compared to previous year.

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual shareholders of the Entity are disclosed in Note 14.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.

In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other shareholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution, exchanging 1 quota into 4.77 common shares. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Initial Public Offering (IPO)

On January 28, 2021, Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares may convert Class B common shares at any time into Class A common shares on a share-for-share basis; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million (R$ 1,266,926), after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021, under the ticker symbol "VINP."

In connection with the offering, Vinci has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million (R$ 125,448) in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd used the net proceeds from the offering to fund investments in its own products alongside its investors. The Entity continues to pursue opportunities for strategic transactions and for other general corporate purposes.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Impacts of the coronavirus pandemic (COVID-19)

The COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were impacted as a result of shopping mall closures in Brazil for some months during the pandemic. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. Significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and increased its total assets, net revenue, profits and did not record any impairment in 2022 and 2021 as result of COVID-19.

Brazil is at an advanced stage of vaccination, which generates security that new waves of contagion have a smaller impact on the economy.

Impacts of the conflict between Russia and Ukraine

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have announced the imposition of sanctions on certain industry sectors and parties in Russia, as well as enhanced export controls on certain products and industries. Geopolitical instability adversely arising from such conflict (including additional conflicts that could arise from such conflict), the imposition of sanctions, taxes and/or tariffs against Russia and Russia’s response to such sanctions could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market.

As of June 30, 2022, the consequences of such conflict have not adversely impacted Vinci’s operations.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on August 09, 2022.

(a)	Interim consolidated financial statements

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on June 30, 2022 and December 31, 2021 are as follows:

	Interest - %

	06/30/2022	12/31/2021

Direct subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	100
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Soluções de Investimentos Ltda. (3)	100	100
Vinci Real Estate Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100
Vinci APM Ltda. (2)	100	100
Vinci Monalisa FIM Crédito Privado IE (4)	100	100
Vinci Asset Allocation Ltda.	75	65
VICC Infra GP LLC	100	-
Vinci Capital Partners IV GP LLC	100	-
Vinci Holding Securitária Ltda.	85	-

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda.

(2)	Minority interest represents less than 0.001%.

(3)	On February 18, 2021, Vinci Gestão de Patrimônio Ltda changed its name to Vinci Soluções de Investimentos Ltda. Minority interest represents less than 0.001%.

(4)	Under the terms of IFRS10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions, (iv) Financial advisory; and (v) Retirement services (Note 20).

In 2022, a new segment Vinci Retirement Services was created in order to assist investors to achieve retirement goals with long-term investment portfolios.

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions made by the Entity comprises the allowance of expected credit losses of accounts receivable, provision for profit sharing, consolidation of subsidiaries, and the fair value measurement of financial assets.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of June 31, 2022, and 2021 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> accounts receivable

> debt investments carried at amortized cost

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, there was no identified impairment loss.

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities held in US Dollars were as follows:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Balance sheet	06/30/2022	12/31/2021

Cash and cash equivalents	10,517	20,990
Accounts receivable	9,944	9,477
Other receivables	14,590	15,411
Current assets	35,051	45,878

Leases, property and equipment	2,878	3,216
Non-current assets	2,878	3,216

Trade payables	668	2,011
Labor and social security obligations	1,935	9,521
Current liabilities	2,603	11,532

Payables to related parties	541	282
Lease	2,442	3,104
Non-current liabilities	2,983	3,386

Net Equity	32,343	34,176

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

	Six months ended June 30		Three months ended June 30
Net foreign exchange result for the period	2022	2021	2022	2021

Financial revenue	2,086	1,061	444	81
Financial expense	(2,986)	(2,270)	-	(2,233)

Net foreign exchange result, net	(900)	(1,209)	444	(2,152)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 57,780 (12/31/2021 – R$ 102,569) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of the liquidity of the Group.

	06/30/2022	12/31/2021
Cash and cash equivalents	57,780	102,569
Financial instruments at fair value through profit or loss (i)	1,290,972	1,372,926
Trade payables	(313)	(831)
Labor and social security obligations	(44,312)	(106,299)
Accounts payable	(6,941)	(10,677)
Lease liabilities	(78,942)	(85,544)
Total	1,218,244	1,272,144

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2020	(167,591)	(106,199)	83,449	8,253
Cash flow	49,784	21,790	15,999	1,340,393

Fair value adjustment	-	-	3,121	24,280
Addition and finance expenses accrual	-	(823)	-	-
Foreign exchange adjustments	-	-	-	-
Other changes (ii)	-	(312)	-	-
December 31, 2021	(117,807)	(85,544)	102,569	1,372,926

Cash flow	66,241	12,154	(47,356)	(114,073)

Fair value adjustment	-	-	2,567	32,129
Addition and finance expenses accrual	-	(5,697)	-	-
Foreign exchange adjustments	-	-	-	-
Other changes (ii)	-	145	-	-
June 30, 2022	(51,566)	(78,942)	57,780	1,290,972

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which will be presented as in other comprehensive income statements.

Maturities of financial liabilities

The tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at June 30, 2022	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(313)	-	-	(313)	(313)
Labor and social security obligations	(44,038)	(274)	-	(44,312)	(44,312)
Lease liabilities	(23,218)	(39,552)	(47,513)	(110,283)	(78,942)
Accounts payable	(6,941)	-	-	(6,941)	(6,941)
Total	(74,510)	(39,826)	(47,513)	(161,849)	(130,508)

Contractual maturities of financial liabilities at December 31, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(831)	-	-	(831)	(831)
Labor and social security obligations	(106,299)	-	-	(106,299)	(106,299)
Lease liabilities	(22,304)	(41,452)	(57,008)	(120,764)	(85,544)
Accounts payable	(10,677)	-	-	(10,677)	(10,677)
Total	(140,111)	(41,452)	(57,008)	(238,571)	(203,351)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.25% (or R$ 3.3 million) of the financial investment portfolio for a confidence interval of 95% on June 30, 2022 (0.16% or R$ 2.26 million on December 31, 2021).

●	0.31% (or R$ 4.2 million) of the financial investment portfolio for a confidence interval of 99% on June 30, 2022 (0.23% or R$ 3.31 million on December 31, 2021).

Additionally, the Group evaluated the financial investment portfolio on June 30, 2022 and December 31, 2021, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	06/30/2022	12/31/2021
Current inflation	Inflation index	-100bps	12.8	15.3
Exchange traded real estate funds	Share prices	-10%	(31.6)	(10.9)
Brazilian stock prices	Share prices	-10%	(4.1)	(7.4)
Fixed-rate offshore rates	US yield curve	-100bps	(4.8)	(7.7)
Foreign exchange rate	Foreign exchange rates	10% (***)	2.5	5.0
Domestic base overnight rate	Domestic base overnight rate	-100bps	(5.2)	(8.0)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Financial assets	Section	06/30/2022	12/31/2021

Accounts receivable	(a)	65,366	63,684
Other financial assets at amortized cost	(b)	2,103	638
Cash and cash equivalents	(d)	57,780	102,569
Financial assets at fair value through profit or loss (FVPL)	(c)	1,296,673	1,381,519
		1,421,922	1,548,410

Financial liabilities

Liabilities at amortized cost	(e)	51,566	117,807
Lease liabilities	(e)	78,942	85,544
		130,508	203,351

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	06/30/2022	12/31/2021
Accounts receivable from contracts with customers	45,494	44,486
Loss allowance	(170)	(170)

Non-current assets
Accounts receivable from contracts with customers	20,042	19,368
	65,366	63,684

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity uses a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Accounts receivable allowance are presented in general and administrative expense.

The loss allowances for accounts receivable as of June 30, 2022 and December 31, 2021 reconcile to the opening loss allowances as follows:

	06/30/2022	12/31/2021
Opening loss allowance on January 1	(170)	(149)
Increase in accounts receivable allowance recognized in profit or loss	-	(21)
Closing loss allowance on June 30 / December 31	(170)	(170)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2022 and 2021. Subsequent recoveries of amounts previously written off are credited against the same line item.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	06/30/2022	12/31/2021

Prepayments to employees (Note 6 (i))	2,103	638

These amounts generally arise from transactions outside the usual operating activities of the group. Interest is charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds.

Financial assets measured at FVPL include the following categories:

	06/30/2022	12/31/2021

Current assets	1,290,972	1,372,926
Mutual funds	1,290,972	1,372,926

Non-current assets	5,701	8,593
Private markets funds	5,701	8,593

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	06/30/2022	12/31/2021

Vinci Monalisa FIM Crédito Privado IE (1)	1,262,077	1,233,828
Vinci Multiestratégia FIM	10,292	109,717
Vinci International Master Portfolio SPC - Reflation SP	11,876	11,161
FI Vinci Renda Fixa CP	6,727	18,220
	1,290,972	1,372,926

Private markets
	06/30/2022	12/31/2021

Vinci Capital Partners III Feeder FIP Multiestratégia	2,940	1,891
Nordeste III FIP Multiestratégia	2,761	2,848
Vinci Infra Transmissão FIP - Infraestrutura (i)	-	3,854
Total Private markets funds	5,701	8,593

1)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	06/30/2022	12/31/2021
Net Asset Value	1,262,077	1,233,828
Real estate funds	210,870	137,519
Mutual funds	981,666	1,080,108
Private equity funds	54,172	18,768
Other assets/liabilities	15,369	(2,567)

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 93% of its investments are liquid and may be redeemed and 7% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of June 30, 2022, and December 31, 2021, Vinci Monalisa holds R$ 981,666 and R$ 1,080,108 of investments in mutual funds, respectively, which are distributed in the following classification:

	06/30/2022	12/31/2021
Mutual Funds’ classification
Interest and foreign Exchange (a)	58.08%	46.20%
Multistrategy (b)	35.27%	46.69%
Foreign investments (c)	4.47%	5.23%
Macro (d)	2.18%	1.88%
	100%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

Real Estate funds
	06/30/2022	12/31/2021

Vinci Credit Securities FII (i)	79,055	-
Vinci Imóveis Urbanos FII (ii)	48,294	52,537
Vinci Offices FII (iii)	40,016	-
Other real estate funds (iv)	43,505	84,982
	210,870	137,519

(i) The fund invests in real estate receivable certificates, bonds and other real estate assets;

(ii) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(iii) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(iv) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Private markets funds
	06/30/2022	12/31/2021

Vinci Impacto Ret IV FIP Multiestratégia	2,830	2,042
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	12,597	13,446
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	27,009	1,023
Other funds	11,736	2,257
Total private markets funds	54,172	18,768

(i) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. In 2021, the fund sold its investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST"). As of June 30, 2022 and December 31, 2021, the fund held investment in Água Vermelha Transmissora de Energia S.A.

During the period, the following gains were recognized in profit or loss:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
Fair value gains on investments at FVPL recognized in finance income	34,521	14,604	13,982	8,946

d)	Cash and cash equivalents

Current assets	06/30/2022	12/31/2021
Cash and bank deposits	10,532	21,679
Certificate of deposit (i)	47,248	80,890
	57,780	102,569

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 100.50% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e)	Financial liabilities

	06/30/2022	12/31/2021

Current	74,510	140,111
Trade payables	313	831
Labor and social security obligations (Note 12)	44,038	106,299
Lease liabilities	23,218	22,304
Accounts payable (Note 11)	6,941	10,677

Non-current	55,998	63,240
Lease liabilities	55,724	63,240
Labor and social security obligations (Note 12)	274	-

	130,508	203,351

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On June 30, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	47,248	-	47,248
Mutual funds	-	1,290,972	-	1,290,972
Private equity funds	-	-	5,701	5,701
Total Financial Assets	-	1,338,220	5,701	1,343,921

	On December 31, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	80,890	-	80,890
Mutual funds	-	1,372,926	-	1,372,926
Private equity funds	-	-	8,593	8,593
Total Financial Assets	-	1,453,816	8,593	1,462,409

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 182,973, R$ 988,377 and R$ 97,677, respectively (2021: R$ 57,006, R$ 1,080,108 and R$ 96,714, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital and Vinci Infra) or a third party hired by the Administration. The most part of the level 3 financial instruments

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended June 30, 2022 and December 31, 2021:

Fair Value
Opening balance January 1, 2021	31,596
Capital deployment	932
Transfer (a)	(22,746)
Sales and distributions	(3,481)
Gain recognized in finance income	2,292
Closing balance December 31, 2021	8,593
Capital deployment	949
Sales and distributions (b)	(3,680)
Gain recognized in finance income	(161)
Closing balance June 30, 2022	5,701

(a) In 2021, Vinci Impacto Ret IV FIP Multiestratégia and Vinci Infra Coinvestimento I FIP - Infraestrutura were transferred to Vinci Monalisa.

(b) In 2022, Vinci Infra Transmissão FIP – Infraestrutura was transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(d)	Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at	Valuation Technique		Unobservable inputs	Reasonable possible shift +/-
	06/30/2022	12/31/2021				2022 Gain / (Losses)	2021 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura (a)	-	-	Discounted cash flow	Discount rate	0.5% / 1%	-	559	-
Vinci Infra Transmissão FIP – Infraestrutura (b)	-	3,854	Discounted cash flow	Discount rate	0.5% / 1%	(277)	703	In 2021, lower discount rate in 50 basis points would increase fair value by R$ 1,272 and higher discount rate in 100 basis points would decrease fair value by R$ 1,411.
Nordeste III FIP Multiestratégia	2,761	2,848	Discounted cash flow	Discount rate	0.5% / 1%	-	497	Lower discount rate in 50 basis points would increase fair value by R$ 28 (R$ 28 - 2021) and higher discount rate in 100 basis points would decrease fair value by R$ 55 (R$ 57)
Others	2,940	1,891	NAV Valuation	NAV	1% / 2%	116	533	Increased NAV in 100 basis points would increase fair value by R$ 29 (R$ 19 – 2021) and lower NAV in 200 basis points would decrease fair value by R$ 59 (R$ 38 – 2021)

(a) In 2021, Vinci Infra Coinvestimento I FIP - Infraestrutura was transferred to Vinci Monalisa.

(b) In 2022, Vinci Infra Transmissão FIP - Infraestrutura was transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

6	Other assets

	06/30/2022	12/31/2021

Prepayments to employees (i)	2,103	638
Sundry advances	154	288
Advances to projects in progress (ii)	7,465	2,784
Other prepayments	1,015	365
Related parties receivables (iii)	222	265
Guarantee deposits (iv)	1,105	1,525
Sublease receivables	100	252
Others	68	87

	12,232	6,204

Current	10,689	4,193
Non-current	1,543	2,011

	12,232	6,204

(i)	Refers to amounts receivable from employees, in which the amount is carried at cost plus acrrued interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See note 19 for more details.

(iv)	Refers to the security deposit of a lease.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int'l Real Estate		Vinci Asset Allocation		Total
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Summarized Balance Sheet

Current assets	631	575	-	-	631	575
Current liabilities	(466)	(401)	(9)	-	(475)	(401)
Current net assets	165	174	(9)	-	156	174

Non-current assets	-	-	180	-	180	-
Non-current liabilities	-	-	(191)	-	(191)	-
Non-current net assets	-	-	(11)	-	(11)	-

Net assets	165	174	(20)	-	145	174

Accumulated NCI	41	43	(5)	-	36	43

Summarized statement	Vinci Int'l Real Estate			Vinci Asset Allocation		Total
of comprehensive income	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Revenue	90	90	-	-	90	90

Profit for the period	1	-	(20)	-	(19)	-

Other comprehensive income	-	-	-	-	-	-

Total comprehensive income	1	-	(20)	-	(19)	-

Profit allocated to NCI before dividends	-	-	(5)	-	(5)	-

Disproportionate dividends distributions	-	-	-	-	-	-

Profit/(loss) allocated to NCI	-	-	(5)	-	(5)	-

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

						06/30/2022
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2022	11,620	49,024	6,379	10,532	789	78,344
Acquisitions	98	135	298	51	-	582
Foreign Exchange variations of property and equipment abroad	-	(1,306)	-	(374)	-	(1,680)

At June 30, 2022	11,718	47,853	6,677	10,209	789	77,246

Accumulated depreciation At January 1, 2022	(7,644)	(41,389)	(5,323)	(9,694)	-	(64,050)
Annual depreciation	(423)	(1,079)	(157)	(98)	-	(1,757)
Foreign Exchange variations of property and equipment abroad	-	1,290	-	358	-	1,648

At June 30, 2022	(8,067)	(41,178)	(5,480)	(9,434)	-	(64,159)

Net book value
At January 1, 2022	3,976	7,635	1,056	838	789	14,294

At June 30, 2022	3,651	6,675	1,197	775	789	13,087

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in office leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

						06/30/2021
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2021	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	883	-	62	82	500	1,527
Foreign Exchange variations of property and equipment abroad	-	5,426	-	1,575	-	7,001

At June 30, 2021	9,886	47,960	5,622	10,116	1,285	74,869

Accumulated depreciation At January 1, 2021	(6,008)	(31,751)	(4,913)	(7,257)	-	(49,929)
Annual depreciation	(379)	(684)	(186)	(503)	-	(1,752)
Foreign Exchange variations of property and equipment abroad	-	(5,435)	-	(1,468)	-	(6,903)

At June 31, 2021	(6,387)	(37,870)	(5,099)	(9,228)	-	(58,584)

Net book value
At January 1, 2021	2,995	10,783	647	1,202	785	16,412

At June 30, 2021	3,499	10,090	523	888	1,285	16,285

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the period ended June 30, 2022 and year ended December 31, 2021.

	06/30/2022
	Software development	Placement Agent (*)	Total

Cost
At January 1, 2022	24,790	-	24,790
Purchases	391	187	578
Foreign exchange variation of intangible assets abroad	(357)	9	(348)

At June 30, 2022	24,824	196	25,020

Accumulated amortization
At January 1, 2022	(23,633)	-	(23,633)
Annual amortization	(320)	-	(320)
Foreign exchange variation of intangible assets abroad	533	-	533

At June 30, 2022	(23,420)	-	(23,420)

At January 1, 2022	1,157	-	1,157

At June 30, 2022	1,404	196	1,600

Amortization rate (per year) - %	20%	(*)

(*) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from foreign investor in offshore funds. These amounts are amortized based on the estimated duration of the related funds. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	06/30/2021
	Software development	Total

Cost
At January 1, 2021	23,723	23,723
Purchases	142	142
Foreign exchange variation of intangible assets abroad	(303)	(303)

At June 30, 2021	23,562	23,562

Accumulated amortization
At January 1, 2021	(22,282)	(22,282)
Annual amortization	(414)	(414)
Foreign exchange variation of intangible assets abroad	295	295

At June 30, 2021	(22,401)	(22,401)

At January 1, 2021	1,441	1,441

At June 30, 2021	1,161	1,161

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	06/30/2022	12/31/2021
Sub-lease receivable
Rio de Janeiro Office - BM 336	3,460	-
Total	3,460	-

Current	1,500	-
Non-current	1,960	-
Total	3,460	-

Right of use assets
Rio de Janeiro Office - BM 336	54,931	61,907
São Paulo Office – JRA	3,573	4,700
NY Office - third Avenue	2,128	2,722
Total	60,632	69,329

Lease liabilities
Rio de Janeiro Office - BM 336	(72,088)	(76,996)
São Paulo Office – JRA	(4,412)	(5,444)
NY Office - third Avenue	(2,442)	(3,104)
Total	(78,942)	(85,544)

Current	(23,218)	(22,304)
Non-current	(55,724)	(63,240)
Total	(78,942)	(85,544)

Vinci and its direct subsidiaries did not have any rent concessions or modifications on their lease contracts as a direct consequence of the Covid-19. Therefore, the amendment to IFRS 16 issued by The International Accounting Standards Board (“IASB”) does not apply to the Entity.

Additions to the right-of-use assets until June, 30 2022 were R$ 825 (deductions of R$ 11,555 during 2021 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Right of use assets depreciation	(5,298)	(4,775)	(2,738)	(2,402)
Financial expense	(4,872)	(6,263)	(2,472)	(3,106)
	(10,170)	(11,038)	(5,032)	(5,508)

The total cash outflow for leases until June 30, 2022 was R$ 12,154 (R$ 10,698 until June 30, 2021).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2021.

11 Accounts payable

	06/30/2022	12/31/2021

Dividends payable (i)	4,363	6,833
Treasury shares acquisition (ii)	569	1,874
Rent payable – prior month expense	1,941	1,887
Other payables	68	83

	6,941	10,677

Current	6,941	10,677
Non-current	-	-

(i)	On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled a provision for dividends payable of R$ 27,423. As of December 3, 2021, the amount of R$ 20,590 was paid, with an outstanding balance of R$ 6,833 remaining. On January 21, 2022, the amount of R$ 2,470 was paid, remaining outstanding the amount of R$ 4,363.

(ii)	As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on July 5, 2022.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

12	Labor and social security obligations

	06/30/2022	12/31/2021

Profit sharing	37,121	101,880
Labor provisions	7,191	4,419

	44,312	106,299

Current	44,038	106,299
Non-current	274	-

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2021 was paid in January 2022. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of June 30, 2022 based on the management and advisory net revenue recognized and the realized performance fee up to June 30, 2022. Profit sharing will be paid in January 2023 according to Vinci internal policy and after the Management approval, which is expected to occur in the beginning of 2023.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 22 for more detail.

13	Taxes and contributions payable

	06/30/2022	12/31/2021

Income tax	10,966	14,375
Social contribution	3,793	5,128
Social Contribution on Revenues (COFINS)	2,035	2,280
Social Integration Program (PIS)	440	489
Service tax (ISS) on billing	633	1,348
Withholding Income Tax (IRRF) deducted from third parties	36	40
Others	87	102

	17,990	23,762

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

14	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each.

On January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. contributed the entirety of their quotas into the Entity. In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas, in each case in a one-to-4.77 exchange for the quotas, of Vinci Investimentos contributed to the Entity, or the Contribution.

On January 28, 2021 Vinci issued 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00, resulting in net proceeds of US$ 232,243 thousand (or R$ 1,266,926), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

On February 8, 2021, Vinci issued additional 1,398,014 Class A common shares. The price of the additional shares was US$18.00, resulting in net proceeds of US$ 23 million (or R$ 125,448), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Entity's shareholders as of June 30, 2022 and December 31, 2021 are presented in the table below:

Shareholders	12/31/2020 Quantity	Subscribed	Transferred (*)	Repurchased	12/31/2021 Quantity
Gilberto Sayão da Silva (Class B)	-	-	14,466,239	-	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	-	-	8,226,422	-	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	-	-	2,066,605	-	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	-	-	1,446,624	-	1,446,624
Sergio Passos Ribeiro (Class A)	-	-	1,239,963	-	1,239,963
Lywal Salles Filho (Class A)	-	-	206,661	-	206,661
Public Float (Class A)	-	15,271,488	-	(758,011)	14,513,477
Other Shareholders (Class A)	-	-	13,989,586	-	13,989,586
Treasury shares (Class A)	-	-	-	758,011	758,011
Total	-	15,271,488	41,642,100	-	56,913,588

Shareholders	12/31/2021 Quantity	Subscribed	Transferred	Repurchased	06/30/2022 Quantity
Gilberto Sayão da Silva (Class B)	14,466,239	-	-	-	14,466,239
Alessandro Monteiro Morgado Horta (Class A)	8,226,422	-	-	-	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	2,066,605	-	-	-	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	1,446,624	-	-	-	1,446,624
Sergio Passos Ribeiro (Class A)	1,239,963	-	-	-	1,239,963
Lywal Salles Filho (Class A)	206,661	-	-	-	206,661
Public Float (Class A)	14,513,477	-	-	(576,621)	13,936,856
Other Shareholders (Class A)	13,989,586	-	-	-	13,989,586
Treasury shares (Class A)	758,011	-	-	576,621	1,334,632
Total	56,913,588	-	-	-	56,913,588

(*) All of the quotaholders of Vinci Partners Investimentos Ltda contributed the entirety of their quotas to Vinci Partners Investments Ltd. In return for this contribution, the Entity issued 14,466,239 new Class B common shares and 27,175,861 new Class A common shares, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Investimentos Ltda to the quotas of Vinci Partners Investments Ltd.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Dividends

On August 18, 2021, Vinci declared a semiannual dividend distribution of US$ 0.30 per common share to shareholders as of September 01, 2021, totalizing US$ 17,021 thousand (R$ 89,487), paid on September 16, 2021.

On November 17, 2021, Vinci declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of December 1, 2021, totaling US$ 9,019 thousand (R$ 48,945), paid on December 16, 2021.

On February 23, 2022, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of March 10, 2022, totalizing US$ 11,181 thousand (R$ 56,176), paid on March 24, 2022.

On May 10, 2022, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of March 10, 2022, totalizing US$ 9,465 thousand (R$ 47,488), paid on June 2, 2022.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

In 2022, dividends were paid in the amount of R$ 104,153, being R$ 70,183 to the profit earned in 2021 and the remaining amount related to the profit earned in the first quarter of 2022. In 2021, dividends were paid in the amount of R$ 255,963, being R$ 116,358 related to the net profit earned until 2020 and the remaining amount of R$ 139,605 related to the net profit for the current year.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the share premium.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in the open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule 10b5-1 and will be carried out exclusively by J.P. Morgan Securities LLC (“JPMS”). JPMS acts as agent on behalf of Vinci and in accordance with the following terms:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

●	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date.

●	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act;

●	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.

On June 16, 2022, the Company announced a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. These plans are approved to replace the share repurchase plans approved by our board of directors on May 6, 2021 and September 15, 2021, which expired on May 31st, 2022. The plans will commence immediately and will not have specified expiration date (other than when the R$60.0 million buyback limit is reached).

Under the share buyback plan, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately, in compliance with SEC Rule 10b-18. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Additionally, repurchases will be carried out by the agent of the Company from time-to-time in open market and negotiated purchases, in compliance with SEC Rule 10b5-1.

During the first semester of 2022, 576.621 Class A common shares were repurchased, in the amount of R$ 35,840. In June 2022 the Company holds 1,334,632 Class A common shares in treasury.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(g)	Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30
a) Basic earning per share	06/30/2022	06/30/2021	06/30/2022	06/30/2021
From continuing operations attributable to the ordinary equity holders of the Entity	1.62	1.85	0.82	0.94
Total basic earning per share attributable to the ordinary equity holders of the Entity	1.62	1.85	0.82	0.94

	Six months ended June 30		Three months ended June 30
b) Diluted earning per share	06/30/2022	06/30/2021	06/30/2022	06/30/2021
From continuing operations attributable to the ordinary equity holders of the Entity	1.61	1.85	0.81	0.94
Total basic earning per share attributable to the ordinary equity holders of the Entity	1.61	1.85	0.81	0.94

c) Reconciliations of earnings used in calculating earnings per share/quota
	Six months ended June 30		Three months ended June 30
Basic earnings per share:	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	91,709	100,419	46,400	53,406
	91,709	100,419	46,400	53,406

	Six months ended June 30		Three months ended June 30
Diluted earnings per share:	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	91,709	100,419	46,400	53,406
Used in calculating diluted earnings per share	91,709	100,419	46,400	53,406

d) Weighted average number of shares used as the denominator
	Six months ended June 30		Three months ended June 30
	Number 06/30/2022	Number 06/30/2021	Number 06/30/2022	Number 06/30/2021
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	56,605,337	54,199,194	56,798,319	56,884,821
Adjustments for calculation of diluted earnings per share:	-	-	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	56,605,337	54,199,194	56,798,319	56,884,821

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Gross revenue from fund management	188,348	188,137	95,353	100,756
Gross revenue from performance fees	7,411	29,271	4,080	19.206
Gross revenue from advisory	11,311	23,470	7,289	6,978

Gross revenue from services rendered	207,070	240,878	106,722	126,940

In Brazil	159,733	173,890	83,109	92,688
Abroad	47,337	66,988	23,613	34,252

Taxes and contributions
COFINS	(7,175)	(7,392)	(3,773)	(3,793)
PIS	(1,557)	(1,603)	(819)	(822)
ISS	(4,494)	(5,243)	(2,361)	(2,545)

Net revenue from services rendered	193,844	226,640	99,769	119,780

Net revenue from fund management	176,500	176,621	89,271	94,778
Net revenue from performance fees	7.011	28,575	3,839	18,624
Net revenue from advisory	10,333	21,444	6,659	6,378

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Personnel (a)	(31,213)	(26,813)	(16,031)	(13,683)
Share-based payments (b)	(3,204)	(1,642)	(2,468)	(1,642)
Profit-sharing (a)	(36,998)	(46,717)	(18,695)	(24,899)
	(71,415)	(75,172)	(37,194)	(40,224)
Third party expenses (c)	(22,435)	(17,634)	(8,907)	(8,901)
Right of use depreciation (d)	(5,298)	(4,775)	(2,738)	(2,402)
Depreciation and amortization (e)	(1,960)	(1,865)	(976)	(926)
Other operating expenses (f)	(2,394)	(2,237)	(1,244)	(1,000)
Travel and representations	(1,812)	(534)	(1,295)	(333)
Condominium expenses	(1,248)	(1,248)	(838)	(642)
Payroll taxes	(938)	(1,504)	(575)	(754)
Rental expense	(95)	(295)	(57)	(151)
Telephony services	(118)	(117)	(50)	(51)
Legal	(134)	(43)	(12)	(38)
Office consumables	-	(1)	-	(1)

	(107,847)	(105,425)	(53,886)	(55,423)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 37,658 (R$ 46,717 on June 30, 2021) for the period ended June 30, 2022.

(b)	Share-based payments

See note 22 for more details.

(c)	Third party expenses

Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services.

(d)	Right of use depreciation

See note 10 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

(f)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

17	Finance profit/(loss)

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Investment income (i)	35,075	20,048	13,982	14,068
Foreign currency variation income	2,086	1,061	444	81
Financial revenue on sublease agreements	211	142	101	61
Other finance income	307	62	160	33

Finance income	37,679	21,313	14,687	14,243

Financial expense on lease agreements	(4,872)	(6,263)	(2,400)	(3,106)
Bank fees	(102)	(38)	(56)	(12)
Interest and arrears	(4)	(80)	(4)	-
Investment losses (i)	(554)	(5,444)	-	(5,122)
Fines on taxes	(4)	(1)	(1)	(1)
Interest on taxes	-	(110)	-	(58)
Foreign currency variation expense	(2,986)	(2,270)	-	(2,233)
Other financial expenses	-	-	-	9

Finance costs	(8,522)	(14,206)	(2,461)	(10,523)

Finance profit/(loss), net	29,157	7,107	12,226	3,720

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021
Mutual funds and fixed income investments (a)	35,232	18,758	14,334	14,074
Private equity funds	(157)	1,290	(352)	(6)
	35,075	20,048	13,982	14,068

Mutual funds	(550)	(5,395)	-	(5,248)
Private equity funds	(4)	(49)	-	114
Real Estate listed funds	-	-	-	12
	(554)	(5,444)	-	(5,122)

(a)	Vinci Monalisa corresponds to most part of the Group’s investment income.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Soluções de Investimentos Ltda, are taxed based on the deemed profit.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on June 30, 2022 is R$ 3,807 (R$ 2,494 on December 31, 2021).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until June 30, 2022 and 2021.

The income tax and social contribution charge on the results for the period can be summarized as follows:

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Current income tax	(18,810)	(22,725)	(9,516)	(12,122)
Current social contribution	(6,747)	(8,175)	(3,370)	(4,582)

	(25,557)	(30,900)	(12,886)	(16,704)

Deferred income tax	1,611	1,768	926	915
Deferred social contribution	496	1,229	249	1,118

	2,107	2,997	1,175	2,033

	(23,450)	(27,903)	(11,711)	(14,671)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	06/30/2022	12/31/2021
Deferred tax assets
Tax losses	3,807	2,494
Leases	2,186	2,476
RSU	233	-
Total	6,226	4,970

Deferred tax liabilities
Financial revenue	(860)	(1,815)
Estimated revenue	(2,181)	(2,107)
Leases	(30)	-
Total Income Tax	(3,071)	(3,922)

Estimated revenue	(1,132)	(1,094)
Total (Taxes and contribution)	(1,132)	(1,094)

Total deferred tax liabilities	(4,203)	(5,016)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	RSU	Total
Deferred tax assets
As at December 31, 2020	2,769	1,799	-	4,568
to profit and loss	(275)	677	-	402
As at December 31, 2021	2,494	2,476	-	4,970
to profit and loss	1,313	(290)	233	1,256
As at June 30, 2022	3,807	2,186	233	6,226

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)
to profit and loss	6,027	1,353	224	7,604
As at December 31, 2021	(1,815)	(3,201)	-	(5,016)
to profit and loss	955	(112)	(30)	813
As at June 30, 2022	(860)	(3,313)	(30)	(4,203)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	Six months ended June 30		Three months ended June 30
	2022	2021	2022	2021

Profit (loss) before income taxes	115,154	128,322	58,109	68,077
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	(39,152)	(43,629)	(19,757)	(23,146)
Reconciliation adjustments:
Expenses not deductible	(27)	(56)	(9)	(4)
Tax benefits	65	47	30	33
Share based payments	(156)	(166)	(70)	(166)
Effect of presumed profit of subsidiaries (i)	15,665	15,831	7,951	8,739

Other additions (exclusions), net	155	70	144	(127)

Income taxes expenses
Current	(25,557)	(30,900)	(12,886)	(16,704)
Deferred	2,107	2,997	1,175	2,033
	(23,450)	(27,903)	(11,711)	(14,671)

Effective rate	20%	22%	20%	22%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 3,590 for the six months period ended June 30, 2022 (June 30, 2021 - R$ 2,917).

Accordingly to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation, which is paid annually in January of the next year, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of June 30, 2022.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Receivables from related parties

The Entity receivables from related parties as of June 30, 2022 and December 31, 2021, as shown in the table below:

	06/30/2022	12/31/2021
Telecom Investimentos S.A.	-	80
Vinci Infra Investimentos V2I S.A.	72	64
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Accadia Participações AS	83	75
Norcia Participações SA	48	39
Personal Care Participações SA	-	1
Mental Health Participacões SA	-	1
Laguna Participações S.A.	10	-
VFDL 4 Empreendimentos Imobiliários LTDA	3	-
Vias Participações I S.A.	1
	222	265

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

20	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology ("Value from the Core").

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

(ii)	Real Estate

The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy invests include for core sub-strategies: infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

Liquid Strategies

This segment seeks return through operations in public markets, as trading bonds, public stocks and derivatives, among other assets. It is comprised by the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds through Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in four sub-strategies: separate exclusive mandates, commingled funds, international allocation and pension plans.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The financial advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci retirement services

The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

		Six-month period ended 06/30/2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	66,727	43,810	38,711	10,485	-	-	159,733
Abroad	36,132	3,423	7,782	-	-	-	47,337
Gross revenue from services rendered	102,859	47,233	46,493	10,485	-	-	207,070
Fund Advisory fee	810	-	16	10,485	-	-	11,311
Fund Management fee	99,551	43,495	45,302	-	-	-	188,348
Fund Performance fee	2,498	3,738	1,175	-	-	-	7,411
Taxes and contributions	(5,345)	(2,825)	(4,149)	(907)	-	-	(13,226)
Net revenue from services rendered	97,514	44,408	42,344	9,578	-	-	193,844
(-) General and administrative expenses	(20,401)	(10,699)	(9,562)	(3,027)	(3,054)	(57,900)	(104,643)
Share-based payments	(602)	(121)	(217)	-	-	(2,264)	(3,204)
Operating profit	76,511	33,588	32,565	6,551	(3,054)	(60,164)	85,997
Finance income							37,679
Finance cost							(8,522)
Finance result, net							29,157
Profit before income taxes							115,154
Income taxes							(23,450)
Profit for the period							91,704

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

		Three-month period ended 06/30/2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	34,313	21,346	20,469	6,981	-	-	83,109
Abroad	18,071	1,580	3,962	-	-	-	23,613
Gross revenue from services rendered	52,384	22,926	24,431	6,981	-	-	106,722
Fund Advisory fee	300	-	8	6,981	-	-	7,289
Fund Management fee	50,264	21,599	23,490	-	-	-	95,353
Fund Performance fee	1,820	1,327	933	-	-	-	4,080
Taxes and contributions	(2,737)	(1,413)	(2,199)	(604)	-	-	(6,953)
Net revenue from services rendered	49,647	21,513	22,232	6,377	-	-	99,769
(-) General and administrative expenses	(10,262)	(5,238)	(3,763)	(1,739)	(3,054)	(27,362)	(51,418)
Share-based payments	(270)	(55)	(98)	-	-	(2,045)	(2,468)
Operating profit	39,115	16,220	18,371	4,638	(3,054)	(29,407)	45,883
Finance income							14,687
Finance cost							(2,461)
Finance result, net							12,226
Profit before income taxes							58,109
Income taxes							(11,711)
Profit for the period							46,398

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Six-month period ended 06/30/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	66,776	50,757	36,368	19,989	-	173,890
Abroad	40,364	5,390	21,234	-	-	66,988
Gross revenue from services rendered	107,140	56,147	57,602	19,989	-	240,878
Fund Advisory fee	3,438	-	43	19,989	-	23,470
Fund Management fee	101,315	47,279	39,543	-	-	188,137
Fund Performance fee	2,387	8,868	18,016	-	-	29,271
Taxes and contributions	(5,753)	(4,684)	(2,072)	(1,729)	-	(14,238)
Net revenue from services rendered	101,387	51,463	55,530	18,260	-	226,640
(-) General and administrative expenses	(19,094)	(12,723)	(13,218)	(5,747)	(54,643)	(105,425)
Operating profit	82,293	38,740	42,312	12,513	(54,643)	121,215
Finance income						21,313
Finance cost						(14,206)
Finance result, net						7,107
Profit before income taxes						128,322
Income taxes						(27,903)
Profit for the period						100,419

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 06/30/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	36,957	29,385	22,276	4,070	-	92,688
Abroad	20,002	2,647	11,603	-	-	34,252
Gross revenue from services rendered	56,959	32,032	33,879	4,070	-	126,940
Fund Advisory fee	2,887	-	21	4,070	-	6,978
Fund Management fee	52,172	25,250	23,334	-	-	100,756
Fund Performance fee	1,900	6,782	10,524	-	-	19,206
Taxes and contributions	(3,119)	(2,562)	(1,128)	(351)	-	(7,160)
Net revenue from services rendered	53,840	29,470	32,751	3,719	-	119,780
(-) General and administrative expenses	(10,541)	(8,424)	(7,019)	(1,841)	(27,598)	(55,423)
Operating profit	43,299	21,046	25,732	1,878	(27,598)	64,357
Finance income						14,243
Finance cost						(10,523)
Finance result, net						3,720
Profit before income taxes						68,077
Income taxes						(14,671)
Profit for the period						53,406

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

21	Legal Claims

As of June 30, 2022, and December 31, 2021, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	06/30/2022	12/31/2021

Tax	19,221	18,753
Civil	-	-
Labor	1,817	1,817
Total	21,038	20,569

Tax Claims

Vinci Gestora is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,326.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,895 for the calendar year of 2013.

22	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on June 30, 2022.

Stock Options

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

Dividend yield (%)	5
Expected volatility (%)	35
Risk-free rate of return (%)	0.40
Vesting period of options (years)	3
Strike price	US$ 18.00
Spot price	US$ 11.22
Pricing model	Black-Scholes-Merton

The initial date of Grace Period for the options granted was February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of June 30, 2022, there are stock options outstanding with respect to 1,617,549 Class A common shares (1,662,481 as of December 31, 2022).

The total expense recognized for the programs for the six-month period ended June 30, 2022 was R$ 1,339 (R$ 1,642 for the six-month period ended June 30, 2021).

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950.000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

• Market value of the shares ate the granted date.

• Estimative of dividend yield and the US interest date for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs

The total RSUs awarded during the second quarter of 2022 was 505,075, with all of them remain outstanding on June 30, 2022.

As of June 30, 2022, total compensation expense of the plans was R$ 1,866, including R$ 476 of social charges provisions.

23	Commitment

The Group has capital commitments that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds on June 30, 2022 and December 31, 2021 are as follow:

	06/30/2022	12/31/2021
Vinci Impacto e Retorno IV Feeder B	7,961	8,906
Vinci Capital Partners III Feeder FIP Multiestratégia	989	1,921
Nordeste III FIP Multiestratégia	1,896	1,913
Vinci Infraestrutura Água e Saneamento FIP - IE	22,227	48,727
Vinci Fulwood DL FII	52,500	56,000
Vinci Strategic Partners FIM CP	4,818	5,000
Vinci Infraestrutura Transporte E Logística II FIP	15,000	-
VSP I FIP - Classe A	35,051	-
VSP I FIP - Classe B	7,923	-
Vinci Infraestrutura Transporte e Logística FIP	5,090	-
VCP IV Feeder A FIP	350,000	-
Vinci Cred Infra Institucional FI I Infra RF	100,000	-
	603,455	122,467

24	Subsequent Events

According to the Repurchase Program (Note 14(b)), from July 01, 2022 to August 03, 2022, 95,096 Class A common shares were repurchased by the Entity, in the amount of R$ 5,025.

On July 28, 2022, Vinci announced an agreement (“Transaction”) to acquire SPS Capital, a leading independent alternative asset manager focused on the Special Situations segment in Brazil, with R$2.0 billion in assets under management. SPS Capital’s main investment strategies involve the development of healthy growing companies, illiquid assets, acquisition of judicial assets against public and private entities, and more. The Transaction will have an initial cash component at closing, with an additional consideration in VINP’s Class A common stock through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. Transaction is expected to close until the end of the third quarter of 2022.